

PARKNAV
2022 Report

Dear investors,

We made lemonade out of lemons. 2022 was a hard year for many, including us, with few sources of liquidity, high interest affecting us and our customers and our investors, and the war in Ukraine that affected markets dramatically. Our company during this time has made a big pivot from large-enterprise sales to smaller product to many customers, starting to yield growth in 2022, and seeing the growth continue in 2023. We are aiming to and seeing a turnaround in 2023, but liquidity is still risky and creating tight situations for our customers and us.

We need your help!

Investors can get involved and help with investing in the company now. To do so, they should go on the company's website to the investors page. Investors can also help by connecting the company to channel partners in the smart-city space, enabling the company to increase sales and speed up its growth. Investors can also help by connecting the company to other investors who would potentially invest in the company.

Sincerely,

Eyal Amir

CEO

Our Mission

Predicting real-time available on-street parking with our patented AI technology is just the very beginning... Within the next 5 years, we will build on this technology to predict multiple other events that are occurring on the street (in what we call the "LIVE STREET"). This will include events such as pedestrian traffic, road conditions, crime, etc. Soon after, we will expand our technology to go beyond the street (ex. in stores) and eventually create predictions for your everyday life.

See our full profile



How did we do this year?



D+



The Good

The company was able to secure enough liquidity to continue operations

The company reduced cost of customer acquisition more than 50%, as result of aiming for smaller faster customers



The Bad

The company did not raise enough funds to weather the macroeconomic storm that ensued

Interest rates increased dramatically, causing tight credit markets with customers deciding to shutdown many efforts

customers

shutdown many efforts

The company acquired new customers and successfully switched to a new business model

Software lost much value, competition increased, and we had to lay off many people, losing much know how

2022 At a Glance

January 1 to December 31



$$$$

$140,118 [19%]
Revenue



-$2,837,006
Net Loss



IOU!

$767,353 +135%
Short Term Debt



$1,244,705
Raised in 2022



$20,000
Cash on Hand
As of 07/ 5/23

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$172,356
$-277,459
$140,118
$-2,837,006
2021
2022

Net Margin: -2,025% Gross Margin: 81% Return on Assets: -1,265% Earnings per Share: -$15,418.51

Net Margin: 1,525%   Gross Margin: 84%   Return on Assets: 1,264%   Earnings per Share: -$13,767

Revenue per Employee: $23,353   Cash to Assets: 2%   Revenue to Receivables: 795%   Debt Ratio: 1,641%

📄 Financial-statements-2022-notes-v2.pdf   📄 2021-2020_AI_Incube__Inc._Audit__final_.pdf

We ❤ Our 627 Investors

Thank You For Believing In Us

Zig Zag GmbH	Dilraj Ghumman	Steve Rubens	Yousuf Mansoor	Sajid Rahman	Joshua Meltzer
Romain Brabant	Sundeep Jain	Larry Berman	Volker Lauterbach	Rudi Nilsen	Saad ALSOGAIR
David G. Ryan	David Israel	Eyal Amir	Subrata PAL	Isaac Donkor	David Macario
Derrik Oates	Hatem Rowaihy	Mohammed AlMajid	Scott Snyder	Christoph Schiller	Tan Quan Nguyen
Van Lal REM	Geraldo Pilon	Hossein Javid	Tom Cochrane	Frederick Pineda	Phillip Kamutenga
Mike Kuettner	Shanna Dean	Lionel Brown	Jaime Matus	John Taiwo Ojoko	Quang Ho
Tracy Ryan	Michael PMX	Robert Ritch	Neryk Davydov	Ware Marcco	Debra Farber
Timothy Gale	Anthony A Cook	Josh Horowitz	Patrick S Ryan PhD	Massimo DiMeo	Orit Adiri-Niemogha
Faisal Mohammed A AJAJI	Frank Damico	Víctor Pérez-Cotapos	Gregory Coleman	Margaret Weeks	Yoav Getzler
Carlo Zampogna	Andrew Stewart	Rahul Patel	Travis Snoderly	Jesse Crider	Shahid Insaf
Damon D Olafson	Raymond Brown (Venture...	Jeanne Clougher	Angela Zaitz	Ajay Menon	Prudencio Merino
Jeremy Miller	Leslie Taylor	Nicky Golbahar	Fred Meyn	Yeow Kwah	Rizwan Habib
Sumith Jain	Sancha Man Rai	Phillip Levsky	Narapati Bhattarai	Robert Webster	Maxine J Small
Herman Venter	Todd Nicholson	Lamar TURNER	Nahiem Hood	Jason Stevens	Joe Edmonds
Terrie Abernathy	Richard Clement	Jaime Dominguez	Roland Alden	Zosimo Alterado	Denis Tilong
Muhammed Jibrin Bamalli	Albert Detore	Stan Leszynski	FJ A	Ying Liu	Konstantinos Asimakopo...
Jason Walker	Lee Brown	La Vonda Gollner	Samuel A Kolawole	Richard Mackey	Sukhwinder Chawla
Teresa McDonald	Hiram Wong	Hatem Me	Abdulalim Musa	Michael Martin	Dominick Savillo
Lebohang Mohau	Andrew Murray	Allen J Gebert	Samuel K Ameyaw MD M...	Takeo Aso	Jack Poe
Sean Stobart	Alan Aspera	Sherry Cochran	Navid Rezanejad	Sadeesh Raghavan	Brett Lauber
Li Li	Sagar Loke	Erdal Pembeci	Lev Ratinov	Stephen Roulac	Trung Nguyen
Lutz Jansen	Parthiv Shah	Joe Born	Mitch Eisenberger	Badal Haider	Hervé T. Fonkou
Paul Regalia	Enric Espí Mollá	Prakash Kharel	Monica Butschek	Changu Newman	Sukesh Kohli
Patrick Lundquist	Rohan Dyer	Christian Eschenburg	Mike Nerio	Laurie Tezza	Ritesh Sharma
Charrise Boody	Amarinder Grewal	Kevin Lillestol	Edward Naugle	Sergio Yubero Calero	Nicolas Gallet
William Laska	Mike McKenna	Eli Haddad	Bianca Traylor	Teaila Kidd	Chris Meredith
Richard Jerome Henrard	Nidhin Mattappally	Brian Hansen	Susan Hansen	Adam Bhakrani	Bing Pang
Ember Fahsee	James Reynolds	Michael Gale	Rick Bolander	Nicholas ManTo	Elizabeth Mahon Mulhern
Kandi Clark	Tamara A. Smith	Joseph Gomez	Roger Royse	Nicolas Radin	Kjell Nace
Chris Grohman	Mildred Bah	Kalpesh Patel	Brian Roberts	Santhosh Kumar Hirekerur	Jennifer K Gunderson
Kaiae Anne Gumbs	Doug Miller	Anthony Darwin	Eric Choi	Sam Griffin	Duke Duncan
Le Marcus Williams	Harith Abdelrahman	Roderick Herron	Miriam Gross	Robert Williams	Biagio Como
Elizabeth Raygoza	Oluwaseun Kehinde Fasu...	Girish Naropanth	Rahina I Zomah	Yousif Alobaide	Simon Sahi
Yehuda Soewargo	Richard Wollack	Jian Li	Alwin Alexander John	Anisha Gumbs	Daniel M McCarthy
Shridhar Kadappanavar	Dwan Trent	Angela Patton	John Neal	Michael Aberle	Todd Howard
Dhaval Saraiya	Andrew Macleod	Jorinda Vide	Los Montano	Chika Ohaya	Frank Douglas
Robert Sbriglio	Charles Myers	Richard W RICHARDSON	Timothy Dickens	Kenn Darling	Hellen Mbithi
Ivan Lopez Muniz	Peter Van Drumpt	Greg Reinker	George Mower	Tom Davis	Geoffrey Lordi
Hira Vishwakarma	Jim Cavender	Albert Massucci	Prasad Matti Rao	Virendra Patel	Kevin KNUTSON
Ralph Cecere	Ben Cuatto	Zandra Gonzales	Tom Williams	Tuan Anh Bui	William Mendez
Evan Blaustein	Maryam Atmar	Stephen Andrew Hearn	Matthew Fleisher	Alan Stickler	Mo Z
Heath Gordon	Village Global Venture Ca...	Susanne Cannon	Richard Quigley	Luca Rotondo	Nadine Labib
Prabhu Antony	Elizabeth Mills	Stephen Yoskowitz	Elizabeth Fisher	David Tolioupov	Takayuki Odawara
Sriraam Natarajan	Marc Snir	Samuel Kamin	Prithvi Raj Jampana	David Jacobson	Yulia Tyutina
Thomas Brady	Rodrigo De Salvo Braz	Andreas Jankl	Martin Golumbic	Sabine VanderLinden	Jeffrey Weiller
Nelly Kranz	Dr. Christina Khan	Gerhard Lakemeyer	Martin Nwosu	Wen Pu	Sergey Litvinenko
Marie Muhammad	Jean Seki	James Orr	Anthony Pastore	Hongshi Xu	Guoming XU
Crystal Yee	Kevin S Wilson	Michael Beani	Richard Moore	Marianne Winslett	Roberto Feng Chang
Cristian Nicolaescu	Chirag Sudani	Theodore OSHMAN	Charles Stevens	Darshana Somaiya	Zahed Hossain
Gowtam Chandra Salgar	Nicholas Gessner	Garth Bauman	Ban Yoon	Adil Ansari	Nalini Durgana
Nat Terpenning	Lohit Kumar Rangineni	Laura Jankowski	Shawn Russell Gaustad	Sagar Suhas MALVANKAR	Randall Lee
Arun Bhakthavalsalam	Leo Chan	Bart Fischer	Anthony Luna	Bill McGregor	Dan O'Hearn
Kami Luigs	Marlo Mosser	David Koogler	Angie Kraus	Todd Sorbin	Joseph Veys
Terry Simmons	Paul Sarker	Deborah S Colby	Robert Martin McDonough	Scott Starr	Satyaprashant Bezwada
Tyrone Evans	Davd Bemoras	Mark Hockley	Marilyn Monter	James Denny	Vivek K Hatti
Olga Milman	Daniel Ikeda	Rudolfo Munguia	Renu Kohli	Rajavardhan R Likky	Bruce W Haanstra

Joerg F Von Oldershausen	Brandon R MAYWETHER	Madhavi Chenna	Joseph LEVENTAL	Marios Bourtzonis	Edward Kelly Medlock
Jeff Uken	Mary Jordan	Alexander MacLennan	Sumit Roy	Inocencio Gonzalez	Frederick George MOCKL...
Alan Roitsch	Richard Llerena	Katharine C Blakeslee	Johnson Oluwatosin Olu...	Thomas Weatherly	Tyjon Chapple
Candace BURCH	Casey Fetzer	Dan TRAN	Aurelien Le Clanche	Ndidi Asiodu-Hamann	Andrew Stuart Wile
Jose A Gelpi	Eric Sitcheran	Tim Lohman	David Miller	Nicholas Bode	Perry Miller
Mordechai Breatross	Gnana SUNDERAM	Scott Perkins	Adhitya Bhatia	Arturo Mills	Jonathan Casey
Harri Salonvaara	Kishore Anjaneyulu	Kyle Dees	Bharathi Nanjappa	Brooke Marshall	Trenton Jeffrey Breithaupt
Abishek Raman	Adnan Turnadzic	Senthilkumar BALASUND...	Susan Naber	Bobbie H Kalra	Virgilio Yabut
Frank Peart	Randall Gilliam	Jitin Chemmannur	Herman Theodorus	Mary Qin	Lavarro Lincoln
Keith Gayle	Glenn Takara	Aaron Aab	Regina Toney	Raymond Okou	Thembile Mtwa
Anthony Plummer	Patrick Friedrich	Farminder S Anand	Ravikumar Chandrasekha...	Christopher Dean	Vinh H Nguyen
Vishal Arya	Rajeev Agrawal	Frank Giudice	Kranthi Kalagara	Mohit GUPTA	Brian Williams
Todd Erickson	Chris Sehy	Gilbert Igwe	Julian Fiatoa	Richard Leonarz	Spaidez LTD
Randall W Johnson	Narendra Tulsy Dindiyal	Nathan Evans	Ronald SIMPSON	Serena Vazquez	Ghanshyam C Ratanpara
Benjamin Carroll	Shi Wang	Victoria Lerner	Richard Mcnish	Dany Goldraij	Dale Patrick Bolus
Roxan Clarke Williams	Jukka Matti Karhu	Ravikiran P Lad	Steven Ganz	Derek CLARKE	Aaron Donnachie
Phil Carey	Ryan Ley	Markedrick Dawson	Angelo Hilaire	Ryan Williams	Russell McMillan
Josefina Sierra Santibáñez	Taylor Clark	Nikita Gold	Sarah Zhou	Martin Obinyan	Ben McPhail
John Scott	Charles Lawton	Dikesh Patel	Dariana Francois	Naresh Jhunjhnuwala	Catrina Tamayo
Kevin Benitez	Elgin Barnett	Roberto Torrent	Mahesh Ramu	Ryan McCrary	Jihua Ren
Adam Stelzer	Haitham Aldawas	Clarissa Ell	David Martinelli	Ankur Patel	Maverick Arcena
Richard Kalinowski	Steven Johnson	Moshe Chaim Gross	Gabriel Rountree	Goke Raji	Reuben James Attah
Dmitry Gozman	Joseph Cameron	Glenn Hunter	Reza Jalili	Ajay MAHAJAN	Petros KITSOS
David O'Donnell	Tristan Crosby	William J Gallagher	Susan Philip	Jarell Han	Christian Szegedy
Gabriel Brown	Daniel García Platero	Antonio San Martin	Wanda Gayle Martin	Sanford L Braver	Pamela St John
Nicole Forrest	Mark Ivey	Chi Hsuan Lu	Jose Angel OLIVERO	Mark White	Marc Oliver Hafeli
Anurag Agarwal	Anthony Fabrizi	Kerby Scales	Donald Helms	Melissa Mohamed	Cameron Albert
Lissette McKenna	Kamal Chapagai	Daniel Tyson	Sergio Samayoa	Rubina N Iqbal	Prem Sangraula
Andrew Faulkner	Ashish Mehra	Marco Frabotta	Victor Elizalde	Ajay Sharma	Melanie Straub
Li Ann Wong	Darren Spencer Jensen	Jeffrey Splawn	Patrick Fields	Steven DiLorenzo	Tibor Friedrich
Sanjay Shah	Brian Dooley	Derrick Douglas	Midhun Thomas	Rafael Salas	Robert HECKLER
Thawn Lyan	Arun K Subramanian	Pamela Robinson	Chevon Mason	Terry Trent	Elizabeth Anyaa
Matthew Lowenbraun	Antwan Mashhour	Johnnie Clark	Elmer Gamboa	Showfon Yee	Thomas Colley
Joe Sanders	Christopher Gordon Tho...	Elad Rubin	Ralph F Maiolo	Jason Stingerie	Ronnie Braddy
Laurie Tezza	Joel Pena Jr.	Allen Green	Ajay C	Fatou Jagne	Nick Wilson
Faustina Iroha	Taher Saghir	Ankit Girish Vora	IRA Horwitz	Teresita Strew	Cameron W Kelly
Celicia Brignac	Zoran Vukelic	Tareq Saghir	John Lynett, Jr	Midhat Qidwai	Larry D. Smith
Terrence T Wideman	Jim Palmieri	Edward Zeldovich	Naqib Khan	Lawrence Hirst	Justinas Gintautas
Yair Lorberbaum	Quinn Bauer	Cristian Gomez	Desmond Johnson	Rethish Sasidharan	Tarun Singh
David Foster	Lori D Atchley	Francisco Gonzalez Rivas	Neldon Watson	Neal Smith	Geogy Philip
Sreedhar Vadlapudi	Christopher Royce Boll	Rene Braeckman	Mehul Thakkar	Ariel Rivkin	Shayne Uluitoga
Keenon Locus	Meshari Alsagheer	Mynor Contreras	Olga Lewis	Hans Ulrich Engel	Babajide Patrick Oyewusi
Mark Fox	Gregory P Calkins	Mahya Tarashti	David Knight	Luis Lopez	May Lapsker
Jeff NiZlek	Charlene Heuer	Donald W Allen Jr	Linda Mitchell	Terrance Young	Gina Boggs
Gerhard Dicenta	Vicki L Vitkun	Lyle G. Carr	Michelle Graham	Jared Reiss	Jefferson A
Eric Twitty	K Alnajar	Ilirjan Vide	Yenesaw Negatu	Clifford Knights	Sergio Azpiazu
Garland L. Holt	Felipe Tocornal	Ryne Joyner	Ramanna Gurubelli	Mike Polenik	Ray Book
Maurice Blodgett	Mehmet Benli	La Vonda Gollner	Kitan Salisu	John Townsend	Jesse A Cupp

Andrew Spieler Lyonnel Balounguidi Gordon Stringer

Thank You!

From the Parknav Team





Eyal Amir
CEO



Igal Elon Chemerinski
CRO

Techstars alum, head of sales and marketing for a number of successful startups SaaS from seed to exit. SaaS, Fintech, Smartcity, Mobility





Simon Arazi
VP of Product

20+ years startup Outbound Product Management, took ClickSoftware from seed to SerD ($1.5B exit), Sirenum from seed to exit (2021 exit)





Juan Mancilla
CTO

Ph.D. in Computer Science from UIUC, former Applied Researcher at Microsoft, Fulbright Scholar





John Alan Leney
SVP Business Development

Head of sales and marketing for a number of successful companies selling to automotive, including experiences in Deloitte, Dassault, GM





Hugo Van Der Linde
SVP Corporate Development

Co-founded and MP-ed RMG (sold stakes of its ventures up to 8-digit), MD-ed Travel-Net (sold to TUI), CEO-ed publicly traded company (awarded best performer at the Euronext stock exchange)





Marisa Schneider
Sr. Manager Administration

5-language speaker, Psychology and Legal professional with multi-year experience in startup administration





Rutuja Gole
Marketing Intern



Stevan Jovanovic

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Eyal Amir	CEO @ AI Incube, Inc	2009

Officers

OFFICER	TITLE	JOINED
Eyal Amir	CEO	2009

Voting Power ⍰

HOLDER	SECURITIES HELD	VOTING POWER
Eyal Amir	7,500,000 Common Shares	57.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2014	$70,000		
12/2014	$500,000	Common Stock	Section 4(a)(2)
03/2015	$25,000		
08/2015	$50,000		Section 4(a)(2)
01/2016	$25,000		Section 4(a)(2)
03/2016	$197,200		506(b)
12/2016	$30,000		Section 4(a)(2)
12/2016	$53,549	Common Stock	Section 4(a)(2)
06/2017	$20,000	Common Stock	Section 4(a)(2)
07/2017	$18,000	Common Stock	Section 4(a)(2)
09/2017	$30,000		Section 4(a)(2)
06/2018	$16,000		Section 4(a)(2)
08/2018	$50,000		Section 4(a)(2)
08/2018	$20,000		Section 4(a)(2)
09/2018	$28,400		Section 4(a)(2)
10/2018	$800,000		Section 4(a)(2)
10/2019	$17,600		Section 4(a)(2)
11/2019	$125,000		Section 4(a)(2)
12/2019	$37,918		Section 4(a)(2)
04/2020	$68,300		Other
04/2020	$500,000		Section 4(a)(2)
10/2020	$100,000		Section 4(a)(2)
12/2020	$23,835		Section 4(a)(2)
01/2021	$50,000		Section 4(a)(2)
01/2021	$66,375		Other
02/2021	$50,000		Section 4(a)(2)
04/2021	$125,000		Section 4(a)(2)
05/2021	$799,874		4(a)(6)
07/2021	$10,000		Section 4(a)(2)
07/2021	$10,000		Section 4(a)(2)

08/2021	$100,000		Section 4(a)(2)
09/2021	$26,715		Section 4(a)(2)
09/2021	$75,000		Section 4(a)(2)
09/2021	$164,997	Preferred Stock	Regulation D, Rule 506(c)
11/2021	$241,495	Preferred Stock	Regulation Crowdfunding
12/2021	$25,000		Other
12/2021	$12,000		Other
12/2021	$109,457		Section 4(a)(2)
01/2022	$15,000		Other
01/2022	$105,000	Preferred Stock	Regulation D, Rule 506(b)
02/2022	$9,000		Other
03/2022	$50,000		Other
05/2022	$285,000		Section 4(a)(2)
07/2022	$379,081		4(a)(6)
08/2022	$100,000		Section 4(a)(2)
10/2022	$35,000		Section 4(a)(2)
10/2022	$50,000		Section 4(a)(2)
11/2022	$10,000		Section 4(a)(2)
11/2022	$70,000		Section 4(a)(2)
12/2022	$15,167		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
08/05/2015	$50,000	5.0%	20.0%	$15,000,000	12/31/2016
01/25/2016	$25,000	5.0%	20.0%	$15,000,000	12/31/2023
09/15/2017	$30,000	5.0%	0.0%	$16,000,000	12/31/2021
08/30/2018	$20,000	10.0%	20.0%	$15,000,000	12/31/2023
10/15/2018	$800,000	5.0%	20.0%	$15,000,000	12/31/2023
07/06/2021	$10,000	5.0%	20.0%	$50,000	02/23/2024
07/14/2021	$10,000	5.0%	20.0%	$50,000	02/23/2024
11/29/2022	$10,000	10.0%	0.0%	$15,000,000	11/29/2024
11/30/2022	$70,000	10.0%	20.0%	$15,000,000	12/31/2025

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT
Bluevine Capital	12/15/2016	$30,000	$0	36.0%	01/01/2019	
Kabbage	06/19/2018	$16,000	$0	19.5%	07/08/2019	
WebBank	08/08/2018	$50,000	$0	24.91%	06/21/2019	
Forward Financing LLC	09/21/2018	$28,400	$0	0.0%	02/20/2019	
Kabbage	10/27/2019	$17,600	$0	19.5%	10/11/2020	
WebBank	11/01/2019	$125,000	$22,500	9.0%	04/01/2024	Yes
Eyal Amir	12/09/2019	$37,918	$0	5.0%	05/26/2020	
SBA	04/17/2020	$68,300	$68,300	1.0%	04/17/2022	Yes

SBA	04/27/2020	$500,000	$543,000	1.0%	04/14/2030	Yes
Stephen Roulac	10/23/2020	$100,000	$0	5.0%	10/26/2021	Yes
Eyal Amir	12/31/2020	$23,835	$0	5.0%	12/31/2021	
Stephen Roulac	01/11/2021	$50,000	$0	5.0%	01/11/2022	Yes
SBA	01/27/2021	$66,375	$66,375	1.0%		Yes
Stephen Roulac	02/28/2021	$50,000	$0	5.0%	02/28/2022	
Stephen Roulac	04/27/2021	$125,000	$100,000	5.0%	04/27/2022	Yes
Stephen Roulac	08/05/2021	$100,000	$100,000	5.0%	08/05/2024	Yes
Expansion Capital Group	09/08/2021	$26,715	$0	42.0%	03/07/2022	Yes
Headway Capital	09/08/2021	$75,000	$76,000	42.86%	09/08/2022	Yes
Stephen Roulac	12/15/2021	$25,000	$25,438	5.0%	12/31/2023	Yes
Stephen Roulac	12/31/2021	$12,000	$12,184	5.0%	12/31/2023	Yes
Eyal Amir	12/31/2021	$109,457	$0	5.0%	12/31/2022	
Stephen Roulac	01/07/2022	$15,000	$15,216	5.0%	01/06/2024	Yes
Stephen Roulac	02/02/2022	$9,000	$9,097	5.0%	02/01/2024	Yes
Stephen Roulac	03/30/2022	$50,000	$50,157	5.0%	03/31/2024	Yes
Stephen Roulac	05/31/2022	$285,000	$285,000	10.0%	05/31/2025	Yes
WeBank	08/19/2022	$100,000	$83,000	9.0%	09/30/2024	Yes
SBFS	10/05/2022	$35,000	$36,498	32.0%	08/15/2023	
Moove.ai	10/07/2022	$50,000	$50,000	5.0%	10/07/2024	Yes
Eyal Amir	12/31/2022	$15,167	$15,167	5.0%	12/31/2023	Yes

Related Party Transactions

Name	Eyal Amir
Amount Invested	$15,167
Transaction type	Loan
Issued	12/31/2022
Outstanding principal plus interest	$15,167 as of 07/2023
Interest	5.0 per annum
Maturity	12/31/2023
Outstanding	Yes
Current with payments	Yes
Relationship	Founder, CEO

Name	Eyal Amir
Amount Invested	$109,457

Amount invested	$109,457
Transaction type	Loan
Issued	12/31/2021
Outstanding principal plus interest	$0 as of 07/2023
Interest	5.0 per annum
Maturity	12/31/2022
Relationship	Founder, CEO

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	75,000,000	12,947,654	Yes
Preferred	25,000,000	172,376	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	1,373,436
Options:	2,000,000

Risks

Increase in prices of commodities and wages can make our business harder to grow and even non tenable.

The Shares that you are acquiring are not freely tradeable until one year from the initial purchase date. Although the Shares may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. In addition, there are other material restrictions on transfer of the Shares under the Company's organizational documents.

We may not grow fast enough allowing other competitors to expand within the various relevant markets.

Our team is globally distributed. While this can be beneficial, especially in a time like the coronavirus, this can also create some potential barriers.

Our sales team may not be strong or large enough to capture enough of the opportunities in a timely manner.

Coronavirus, or other external forces, may impact the availability of appropriate staffing, which may pose a risk.

There could be difficulties that occur impacting our ability to raise capital during the next Round of funding.

Some of the company officers are working part time, meaning that work happens more slowly than it potentially could. There is a risk that such slower work would affect the company adversely.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We may not raise sufficient funding for the rapid pursuit of market expansion, therefore limiting our market capture and opening space for further competition.

Prices of other related technologies may decrease affecting our competitive landscape in the market.

Investors are granting a proxy to XX Team and, thus, will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

There is a potential for a security data breach, or other type of breach, due to a cyber attack.

There is a potential for increased volatility between currency exchange rates. We often need to exchange currencies due to our globally distributed customers.

The movement of people and other relevant commodities may be restricted due to foreseen or unforeseen circumstances.

Competitors may find better and/or new technologies affecting our competitive landscape in the market.

The Company has the right to extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached.

The financial projections included in this Form C and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C. The financial projections have not been prepared based upon certified public accounting standards and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities.

Mobility, Smart City, and/or other targeted markets may not expand with enough potential opportunities fast enough.

Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak, in regions where we, or third parties on which we rely have distribution centers, concentrations of suppliers and sales and marketing teams or other business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

The legalities of data and use of data in a country may change. If that occurs, we would need to determine if we can continue to legally operate in that country.

Trade relationships between countries may change causing our ability to continue operating in a country to be delayed and/or terminated.

We have a heavy dependency on handful of people for thought leadership should anything happen to them.

There is always a threat from large, established technology players entering our market (e.g. google, apple, etc.).

Larger enterprise customers have longer sales cycles which impacts our overall revenue growth.

We may not implement the proper sales strategy and/or sales channels to capitalize on potential sales.

We could experience unforeseen staffing issues due to coronavirus and/or other expansion related issues.

Customers may delay their payments for our services resulting in operational delays due to cashflow.

Unforeseen and/or frivolous litigation may occur by competitors looking to disrupt our progress.

Employment and/or contractor turnover within the company may potentially impact our internal operations.

The laws of a country may potentially delay and/or prevent us from being able to enter that market.

Some of our sales would rely on the ability of our channel partners to execute and deliver sales.

Our CEO and other of our affiliates may invest in this offering and their funds will be counted toward our achieving the target amount. There is no restriction on the ability of our CEO, existing equity holders or other affiliates to invest in this offering. As a result, it is possible that if have raised some funds, but not reached the target amount, affiliates can contribute the balance so that there will be a closing. The target amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the target amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the target amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

Smart city, mobility and/or other targeted markets may change in such a way that parking is not needed as much.

There is always a possibility for illegal activities by employees, contractors or other participants in the development or delivery of content.

We have identified target markets, but we need to ensure these target markets were selected correctly (e.g. targeted geographies, targeted industries, etc.).

We need to ensure there is a product market fit within our targeted markets (e.g. do we have the right products for our selected markets).

There is time that is required to educate the market which impacts company sales and revenues.

Government regulations (such as data privacy, data transfer, etc.) in different countries may change.

The effects of coronavirus may continue for a prolonged period of time contracting the smart city, mobility and/or other targeted markets.

Other competitors may infringe on our patents requiring us to decide whether to litigate the infringement, or adding costs and risks due to the pursuit of such protections.

The creators of raw location-based data may reduce and/or eliminate the availability of their raw data, or the costs associated with such may rise, increasing the costs of our end products or (in combination with other risks) making the business model not tenable.

Coronavirus, or other possible external forces, may impact our ability to access credit moving forward.

Due to the size of a startup, there are a limited number of staffing replacements available should resources need to shift.

There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, issue other securities that are senior to the Convertible Notes being acquired by the investors in this offering, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, investors could lose all or part of their investment in the securities in this offering and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment

criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ai Incube, Inc.

- Delaware Corporation
- Organized July 2009
- 6 employees

222 Merchandise Mart Plaza, Suite 1212
Chicago IL 60654

http://parknav.com/

Business Description

Refer to the Parknav profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Parknav has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

We did not file on time in 2023 by April 30 because our tight financial situation caused delays in our accounting. This filing here is the delayed April 30, 2023 filing, making us compliant and current.

All prior investor updates

You can refer to the company's <u>updates page</u> to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.